UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

FRESHWATER TECHNOLOGIES, INC.
(Name of Issuer)

Common Stock, $0.001 Par Value
(Title of Class of Securities)

Not Applicable
(CUSIP Number)

copy to: Max Weissengruber c/o Freshwater Technologies, Inc. 30 Denver Crescent, Suite 200 Toronto, Ontario, Canada M2J 1G8 Tel: 416.490.0254
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

July 1, 2008
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  [   ].

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No.	Not Applicable

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Max Weissengruber
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) [ ] (b) [ ]
3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)
PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
[ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION
Canadian
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
45,700,000
	8	SHARED VOTING POWER
Nil
	9	SOLE DISPOSITIVE POWER
45,700,000
	10	SHARED DISPOSITIVE POWER
Nil
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
45,700,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
N/A [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
Approximately 30% based on 152,120,000 shares of common stock outstanding as of the date of this report.
14	TYPE OF REPORTING PERSON (See Instructions)
IN

This Schedule 13D is being filed on behalf of Max Weissengruber relating to the shares of common stock of Freshwater Technologies, Inc., a corporation existing under the laws of the State of Nevada (the “Issuer”).

Item 1.  Security and Issuer

This Statement relates to shares of common stock with $0.001 par value of the Issuer. The principal executive offices of the Issuer are located at 30 Denver Crescent, Suite 200, Toronto, Ontario  Canada  M2J 1G8.

Item 2.  Identity and Background

(a)	Name: Max Weissengruber.

(b)	Residence or business address: 30 Denver Crescent, Suite 200, Toronto, Ontario Canada M2J 1G8.

(c)	During the last five years, Mr. Weissengruber has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanours).

(d)
During the last five years, Mr. Weissengruber was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(e)           Mr. Weissengruber is a citizen of Canada.

Item 3.  Source and Amount of Funds or Other Considerations

On May 20, 2006, effective January 1, 2006, the Issuer entered into and closed an asset sale agreement with Max Weissengruber and D. Brian Robertson, whereby the Issuer acquired all of the assets related to the business as operated by Mr. Weissengruber and Mr. Robertson under the name “Freshwater Technologies” in consideration for the issuance of 40,000,000 common shares to each individual.

On August 15, 2008, pursuant to a debt settlement and subscription agreement with Max Weissengruber, the Issuer issued 5,700,000 common shares at a fair value of $0.05 per share in consideration of the settlement of $285,000 owing.

Item 4.  Purpose of Transaction

Mr. Weissengruber acquired the 45,700,000 shares of common stock of the Issuer for investment purposes, but may transfer or sell such shares as necessary and in accordance with applicable securities laws.

Mr. Weissengruber does not presently have any plan or proposal which relate to or would result in the acquisition or disposition by any person of additional securities of the Issuer; an extraordinary corporate transaction involving the Issuer or its subsidiaries; a sale or transfer of a material amount of the Issuer’s or its subsidiaries’ assets; any material change in the present capitalization or dividend policy of the Issuer; any other material change in the Issuer’s corporate structure; any changes to the Issuer’s charter, bylaws or instruments corresponding thereto which may impede the acquisition of control by any person; causing a class of securities of the Issuer to be delisted from a national securities exchange or cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; or a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to section 12(g)(4) of the Securities Exchange Act of 1934.

Item 5.  Interest in Securities of the Issuer

The aggregate number and percentage of common stock of the Issuer beneficially owned by Mr. Weissengruber is 45,700,000 shares, or 30% of the Issuer, based on 152,120,000 shares of common stock outstanding as of the date of this report.

Mr. Weissengruber has the sole power to vote or direct the vote, and to dispose or direct the disposition, of 45,700,000 shares of common stock of the Issuer.

Other than as described in Item 3 above, Mr. Weissengruber has not effected any transaction in the shares of common stock of the Issuer in the past sixty days.

No person, other than Mr. Weissengruber, is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the 45,700,000 shares of common stock of the Issuer.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

There are no contracts, arrangements, understandings, or relationships between Mr. Weissengruber and any other person with respect to any securities of the Issuer other than as disclosed in this Schedule 13D.

Item 7.	Material to Be Filed as Exhibits
Exhibit No.	Description
None.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated: January 22, 2010	/s/ Max Weissengruber
Signature

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative.  If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of this filing person), evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference.  The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Attention:  Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).